09056044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WestLB Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas
(No. and Street)

RECD S.E.C.
MAR 2 2009
503

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Baranski 212-852-5996
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter E. Jensen and Jack Baranski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WestLB Securities, Inc. , as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Peter E. Jensen

CEO

Title

Jack Baranski

CFO

Title

PETER V. MARCHETTI
NOTARY PUBLIC-STATE OF NEW YORK
No. 02MA6151700
Qualified In New York County
My Commission Expires August 21, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
WestLB Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of WestLB Securities Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of WestLB Securities Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 26, 2009

WestLB Securities Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 30,352,337
Cash segregated in compliance with Rule 15c3-3	200,000
Deposits with clearing organizations	7,920,513
Securities owned, at fair value	193,822
Investment in limited partnership	8,946,407
Other assets	2,701,375
Total Assets	$ 50,314,454
Liabilities	
Due to Parent	$ 7,840,268
Accrued compensation payable	1,000,984
Deferred tax liability	511,828
Other liabilities and accrued expenses	410,617
	9,763,697
Stockholder's Equity	
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	–
Additional paid-in capital	29,851,294
Retained earnings	10,699,463
Total Stockholder's Equity	40,550,757
Total Liabilities and Stockholder's Equity	$ 50,314,454

See accompanying notes.

WestLB Securities Inc.

Statement of Financial Condition

December 31, 2008

1. Organization

WestLB Securities Inc. (the "Company") is a wholly owned subsidiary of WestLB AG (the "Parent"), a commercial and investment bank located in the Federal Republic of Germany.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), Euroclear, the Depository Trust Company, National Securities Clearing Corporation and the Fixed Income Clearing Corporation.

The Company acts as an agent between its affiliated companies and third parties for the purchase and sale of foreign equity and fixed income securities. The Company executes and clears all of these trades through its foreign affiliates. These trades are settled on a delivery versus payment or receive versus payment basis. The Company provides clearing and custodial services for its Parent's branches in New York, London and Tokyo relating to domestic securities and acts as agent for the placement of commercial and private placement paper. In addition, the Company trades fixed income securities for its own account.

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

As more fully described in Note 6, the Company generates management, clearing, commercial paper, and private placement fees through transactions with related parties and has service agreements with related parties under which it receives administrative support to conduct its operations. Therefore, the accompanying financial statements may not be indicative of the financial condition or the results of operations of the Company, if it had operated as an unaffiliated entity.

2. Significant Accounting Policies

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the following significant accounting policies:

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statement. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days at the time of purchase and not held for resale to be cash equivalents. Cash and cash equivalents include cash held in bank accounts, highly liquid deposits in overnight investment accounts and money market funds. Cash and the overnight account are held at one U.S. commercial bank. As of December 31, 2008, $30,000,000 of the cash and cash equivalents balance was held in one money market fund deposit.

Cash Segregated in Compliance with SEC Rule 15c3-3

Cash of $200,000 is segregated in a special reserve bank account at a major U.S. financial institution for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934.

Securities Owned

Securities owned are valued at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations.

Receivable from and Payable to Customers

Receivable from and payable to customers represent unsettled securities transactions due to and due from customers. No unsettled securities transactions were due to or due from customers at the close of business on December 31, 2008.

2. Significant Accounting Policies (continued)

Fails to Deliver and Fails to Receive

Fails to deliver arise when the Company does not deliver securities on settlement date. The Company records the selling price as a receivable due from the purchasing customer. The receivable is collected upon delivery of the securities. Fails to receive arise when the Company does not receive securities on settlement date. The Company records the amount of the purchase price as a payable due to the selling customer. The liability is paid upon receipt of the securities. There were no fails to deliver and no fails to receive at the close of business on December 31, 2008.

Fair Value Measurement

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements*, ("SFAS No. 157") issued by the Financial Accounting Standards Board (the "FASB") in September 2006. The adoption of SFAS No.157 did not have a material impact on the Company's financial statement. SFAS No.157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. The three levels of the fair value hierarchy are:

- Level 1: Unadjusted quoted market prices in active markets for identical assets and liabilities that the reporting Company has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

- Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are generally included in this category generally include equity and debt positions in private companies.

2. Significant Accounting Policies (continued)

Fair Value Measurement (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Restricted securities and other securities for which quotations are not readily available are valued at fair value as determined by the Management. Investments in investment partnerships are valued at fair value based on the applicable percentage ownership of the investment partnerships' net assets as of the measurement date, as determined by the Management. In determining fair value, the Management utilizes valuations provided by the investment partnerships. The investment partnerships value securities and other financial instruments on a fair value basis of accounting. The estimated fair values of certain investments of the investment partnerships, which may include private placements and other securities for which prices are not readily available, are determined by the general partner or sponsor of the respective investment partnerships and may not reflect amounts that could be realized upon immediate sale, nor amounts that ultimately may be realized.

Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments. The fair value of the Company's investments in investment partnerships generally represents the amount the Company would expect to receive if the investment partnerships were to liquidate their investment in the other investment partnerships excluding any redemption charges that may apply. These financial instruments are classified in Level 3 of the fair value hierarchy.

2. Significant Accounting Policies (continued)

Pending Adoption of FASB Interpretation No. 48

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 on its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement of Financial Accounting Standard No. 5, *Accounting for Contingencies*, ("SFAS No. 5"). SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position.

3. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurments Using		
	Total	Quoted Prices in Active Markets for Identical Assets **(Level I)**	Significant Other Observable Inputs **(Level II)**	Significant Unobservable Inputs **(Level III)**
Money Market Fund	$ 30,000,000	$ 30,000,000	$ -	$ -
Common Stock	58,358	-	-	58,358
Debt Security	135,464	135,464	-	-
Limited Partnership	8,946,407	-	-	8,946,407
Total	$ 39,140,229	$ 30,135,464	$ -	$ 9,004,765

3. Fair Value of Financial Instruments (continued)

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which the management has used at least one significant unobservable input in the valuation model.

4. Deposits with Clearing Organizations

The Company is a participant in the Depository Trust Company ("DTC"). DTC has a minimum participant deposit requirement of $7,000,000 for the Company. The remaining balance of $920,513 is held with the National Securities Clearing Corporation. These deposits represent cash held at each clearing organization.

5. Investment in Limited Partnership

In May 2006, the Company agreed to purchase up to $18 million of limited partnership interests in EnCap Energy Capital Fund VI, L.P. ("EnCap"), a newly formed oil and gas investment partnership. The Company's interest in EnCap represents approximately 1.8% of all interests held. Pursuant to the limited partnership agreement, the limited partners of EnCap are required to fund their investment in the partnership based on calls for capital made by the general partner. The general partner can issue a call for capital contributions at any time, on an as needed basis, over a maximum period of five years expiring in July 2011. As of December 31, 2008, included in the investment in limited partnership on the Statement of Financial Condition, the Company had funded $8,946,407 of the $18 million commitment. Subsequent to December 31, 2008 an additional $512,341 has been funded.

6. Related Party Transactions

The Company provides services to its Parent's head office in Düsseldorf and branches in New York and London under management agreements. These services include securities clearing, custody, and other management services. These charges are invoiced on a monthly basis, and the amounts receivable are non-interest bearing and are payable on demand.

Due to Parent consists of management charges related to a service agreement with the Parent. The Company utilizes certain resources of the Parent, including facilities, systems, human resources and other various administrative services for which the Parent allocates a management charge to the Company.

The Company has entered into commercial paper placement agreements with commercial paper conduits set up by the Parent.

7. Net Capital Requirements

The Company is subject to the net capital requirements of the Securities and Exchange Commission (the "SEC") under Rule 15c3-1 (the "Rule"). The Company follows the basic method of computing net capital under the Rule, which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008, the Company had net capital of $19,282,887, which was $18,666,095 in excess of its required net capital of $616,792. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1.

8. Subordinated Liabilities

Effective December 1, 2008, the Company entered into a revolving subordinated loan agreement (the "Agreement") with the Parent. Under the terms of the Agreement, the Company has an aggregate revolving credit line of $40 million that expires on August 15, 2011. The Company did not draw down on the available credit line during the year ended December 31, 2008. The revolving credit line has been approved by FINRA and is includable in determining net capital under Rule 15c3-1 when drawn.

The Company's subordinated revolving credit agreement requires payment of interest at floating rates related to the London Interbank offered rate.

9. Income Taxes

The Company files Federal, New York State and New York City income tax returns. Deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences are composed of a rent provision and partnership investment. Such temporary differences will result in deductible amounts in future years and are measured using the tax rates and laws expected to be in effect when the related temporary differences are expected to be reversed.

10. Employee Benefit Plans

Pursuant to a service agreement with the Parent, the Parent provides the Company with personnel, who if eligible, participate in the Parent's non-contributory defined contribution pension plan. The Parent's employees also participate in a defined contribution 401(k) plan.

In addition, certain employees of the Parent also participate in a deferred compensation plan offered by the Parent. Participants voluntarily defer a portion of their incentive bonus, which is invested in a variety of investments for a deferral period of the employee's choosing. The employee deferrals are charged to expense in the year of the award.

STATEMENT OF FINANCIAL CONDITION

WestLB Securities Inc.
December 31, 2008
With Report of Independent Auditors